
05041991

SECURI[illegible] ON


SEC MAIL
WASH. D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- ~~38460~~ 53443

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 6/01/04 (MM/DD/YY) AND ENDING 5/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CIS Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

233 South Wacker Drive, Suite 2300
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Katie Badon (312) 460-4993
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

303 East Wacker Drive	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 03 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Shaun O'Brien, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CIS Securities, Inc., as of May 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Vice President and CFO
Title


OFFICIAL SEAL
PENELOPE J BECKHARDT
Notary Public - State of Illinois
My Commission Expires Apr 15, 2007

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report

The Board of Directors
CIS Securities, Inc.:

We have audited the accompanying statement of financial condition of CIS Securities, Inc., a wholly owned subsidiary of CIS Holdings, Inc., as of May 31, 2005 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of CIS Securities, Inc. as of May 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the statement of financial condition taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in the audit of the statement of financial condition and, in our opinion, are fairly stated in all material respects when considered in relation to the statement of financial condition taken as a whole.

KPMG LLP

July 18, 2005

CIS SECURITIES, INC.

Statement of Financial Condition

May 31, 2005

Assets

Cash	$	1,797,977
Commission receivable		843,819
Deferred tax assets		32,458
Due from affiliate		2,975
Prepaid expense		1,625
Total assets	$	2,678,854

Liabilities and Stockholder's Equity

Liabilities:		
Accrued income taxes due to affiliate	$	76,174
Due to affiliates		159,072
Accounts payable and accrued expenses		260,566
Total liabilities		495,812
Stockholder's equity:		
Common stock, $0.01 par value. Authorized, issued, and outstanding 100 shares		1
Additional paid in capital		2,249,999
Retained deficit		(66,958)
Total stockholder's equity		2,183,042
Total liabilities and stockholder's equity	$	2,678,854

The accompanying notes are an integral part of this statement of financial condition.

CIS SECURITIES, INC.

Notes to Statement of Financial Condition

May 31, 2005

(1) Summary of Organization and Summary of Significant Accounting Policies

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and to general practices within the securities industry. The following is a description of the more significant of those policies that the Company follows in preparing its statement of financial condition.

(a) Organization

CIS Securities, Inc. (the Company), is a wholly owned subsidiary of CIS Holdings, Inc. (the Parent). The Company was incorporated in March 2001 in the State of Delaware. Operations of the Company commenced on June 19, 2001. At commencement, the Company's primary business was to serve as a selling agent for commodity pools, that are administered by an affiliated entity, that engage in the trading of commodity futures and options contracts. Beginning in October 2003, the primary business changed to the execution of securities.

The Company, a registered broker and dealer in securities under the Securities Exchange Act of 1934, is an introducing broker-dealer in the purchase and sale of securities. CIS Securities, Inc., clears through another broker-dealer on a fully disclosed basis, carries no margin accounts, and does not hold funds or securities for or owe money or securities to customers.

The Company's primary source of revenue is generated by the execution of securities.

(b) Security Transactions

Commissions and related brokerage commissions expense are recorded on trade date.

(c) Income Taxes

The Company's taxable income is included in the consolidated income tax return filed by the Parent. Income tax expense is calculated as if the Company would file a separate return. Accrued taxes represent the remaining balance due from the Parent for the current year and prior year taxes including the impact of deferred taxes.

Deferred taxes and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using currently enacted tax rates. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income.

(d) Cash

Cash represents amounts on deposit with an unaffiliated third-party financial institution.

(e) Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition

and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Related Parties

At May 31, 2005, the Company had a due to Cargill, Inc. (the Ultimate Parent) and CIS, Inc. totaling $107, 598 and $51,474, respectively.

(3) Clearing Agreement

The company has a clearing agreement with BNP Paribas Brokerage Services, Inc (BNP). Under this agreement, BNP provides the Company with certain back-office support and clearing services on all principal exchanges.

(4) Regulatory Requirements

Pursuant to the Securities and Exchange Commission Uniform Net Capital Rule, the Company is required to maintain minimum net capital and maintain an allowable ratio of aggregate indebtedness to net capital as defined under this rule. The Company operates under the basic method. At May 31, 2005, the Company has net capital and required net capital of $1,588,060 and $33,055, respectively. Its ratio of aggregate indebtedness to net capital is .31 to 1 at May 31, 2005.

(5) Exemption From Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission on the basis that the Company carries no margin accounts and does not otherwise hold funds or securities for customers. The Company has not executed any customer transactions during the year.

(6) Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at May 31, 2005 are presented below:

Post retirement benefits	$	3,853
Accrued pensions		28,767
Other		(162)
Total deferred tax assets	$	32,458

Ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Management believes it is more likely than not the Company will realize the benefits of these future tax deductions.

(Continued)

(7) Contingent Liabilities

In the normal course of business, the Company can be involved in various claims. Management is of the opinion that resolution of these matters will not have a material adverse effect on the Company's financial condition or continuing operations.

(8) Off-balance Sheet Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of investors. The company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis. Under the terms of the clearing agreement, the Company is required to guarantee performance of its customers. These activities may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contractual obligations and the Company is required to settle these obligations with the clearing broker.

(9) Subsequent Event

In June 2005, Cargill Incorporated reached an agreement to sell its global Cargill Investor Services commodity brokerage business unit, including the Company, to REFCO Group Ltd., LLC.

Schedule 1

CIS SECURITIES, INC.

Schedule of Computation of Net Capital

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

May 31, 2005

Net capital:		
Stockholder's equity	$	2,183,042
Deduct:		
Nonallowable assets		594,982
Net capital		1,588,060
Required net capital (6 2/3% of aggregate indebtedness)		33,055
Excess net capital	$	1,555,005
Aggregate indebtedness	$	495,812
Ratio of aggregate indebtedness to net capital		31%

No material differences exist between the net capital computation above and the net capital computation included in the Focus Report, Part IIA filed on June 21, 2005.

See accompanying notes to statement of financial condition.

Schedule 2

CIS SECURITIES, INC.

Computation for Determination of Reserve Requirement and Information Relating to
Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

May 31, 2005

The Company is exempt from computing the Reserve Requirements under Rule 15c3-3 paragraph (k)(2)(i) of the Securities and Exchange Commission as well as including Information Relating to the Possession or Control Requirements under Rule 15c3-3. The Company clears through another broker-dealer on a fully disclosed basis, carries no margin accounts, and does not hold funds or securities for or owe money or securities to customers. Should the Company receive any customer funds and securities they are promptly transmitted to the clearing broker who carries the accounts of such customers on a fully disclosed basis.

No material differences exist between the reserve requirements above and the computation included in the Focus Report, Part IIA filed on June 21, 2005.

See accompanying notes to statement of financial condition.